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                            May 24, 2023

       Fidji Simo
       Chief Executive Officer
       Maplebear Inc.
       50 Beale Street, Suite 600
       San Francisco, CA 94105

                                                        Re: Maplebear Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted May 9,
2023
                                                            CIK No. 0001579091

       Dear Fidji Simo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form S-1

       Business
       Our Value Proposition
       For Brands, page 177

   1. We note your disclosure that you are "the leading grocery store technology company in
                                                        North America." Please
provide support for this statement.
       For Shoppers, page 179

   2. We note your disclosure that you recognize hard work and reward shoppers with
                                                        "impactful incentives."
Please expand your disclosure regarding these incentives to
                                                        provide additional
detail to investors.
 Fidji Simo
Maplebear Inc.
May 24, 2023
Page 2
Consolidated Statements of Operations, page F-5

3. Please revise your consolidated statements of operations to present the net income (loss)
      attributable to common stockholders. Refer to SAB Topic 6.B.
       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameFidji Simo
                                                           Division of
Corporation Finance
Comapany NameMaplebear Inc.
                                                           Office of Trade &
Services
May 24, 2023 Page 2
cc:       Jon Avina
FirstName LastName